Melanie Zimdars
Chief Compliance Officer
Invesco Capital Management LLC
3500 Lacey Road, Suite 700
Downers Grove, IL 60515
630-868-7174
Melanie.Zimdars@invesco.com
www.invesco.com

October 11, 2022

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Fund Trust, File No. 811-21265

Invesco Exchange-Traded Fund Trust II, File No. 811-21977

Invesco Actively Managed Exchange-Traded Fund Trust, File No. 811-22148

Invesco Actively Managed Exchange-Trade Commodity Fund Trust, File No. 811-22927

Invesco India Exchange-Traded Fund Trust, File No. 811-22147

Invesco Exchange-Traded Self-Indexed Fund Trust, File No. 811-23304

Gentlemen:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment companies:

1. A copy of the Investment Company Blanket Bond with attached riders pertaining thereto.

2. A copy of the Resolution to the Consideration of the Fidelity Bond.

3. A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4. A statement as to the period for which premium have been paid; and

5. A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond.

If you should need any additional information, please contact me at 630.868.7174.

Sincerely,

Melanie Zimdars

Chief Compliance Officer

Invesco Capital Management LLC

Cc: Adam Henkel

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

Bond (6/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)	Bond Number:
	Invesco Exchange-Traded Fund Trust	07722122B

Principal Office:	Mailing Address:
3500 Lacey Road, Suite 700	2 Peachtree Point
Downers Grove, IL 60515	1555 Peachtree Street, NE Atlanta, GA 30309

Item 2.	Bond Period: from 12:01 a.m. on July 31, 2022, to 12:01 a.m. on July 31, 2023, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
Subject to Sections 9, 10 and 12 hereof:

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A-	FIDELITY	$15,000,000	Not Applicable
Insuring Agreement B-	AUDIT EXPENSE	$15,000,000	$5,000
Insuring Agreement C-	ON PREMISES	$100,000	$100,000
Insuring Agreement D-	IN TRANSIT	$15,000,000	$100,000
Insuring Agreement E-	FORGERY OR ALTERATION	$15,000,000	$100,000
Insuring Agreement F-	SECURITIES	$15,000,000	$100,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$15,000,000	$100,000
Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	Not Covered	Not Covered

If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J-	COMPUTER SECURITY	$15,000,000	$100,000
Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$100,000

Item 4.

Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.	The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7

and of all Riders applicable to this Bond issued during the Bond Period.

By:		By:
	Authorized Representative		Authorized Representative

Bond (6/18)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

2	Bond (6/18)

E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)

bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)

instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)

withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)	be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)	be lost or stolen, or

(3)	contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

3	Bond (6/18)

This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

4	Bond (6/18)

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)

any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.

If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

5	Bond (6/18)

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.

in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

6	Bond (6/18)

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.

“Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	“Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.	“Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.

“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.	“Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

H.

“Cryptocurrency” means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate generation of units and to verify transfer of units from one person to another.

I.	“Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.

“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.

“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

7	Bond (6/18)

L.

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

M.

“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

N.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

8	Bond (6/18)

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)

in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

O.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

P.

“Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

Q.	“Items of Deposit” means one or more checks or drafts.

R.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

S.

“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

T.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

9	Bond (6/18)

U.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

V.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)

in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

W.	“Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

X.

“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

Y.

“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/ Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Z.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

AA.

“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

BB.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

10	Bond (6/18)

CC.	“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

DD.

“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

EE.	“Single Loss” means:

(1)	all loss caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)	all expenses incurred with respect to any one audit or examination, or

(4)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

FF.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

GG.	“Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.

Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.

Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.

Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

11	Bond (6/18)

D.

Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.

Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.

Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.

Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)

to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.

All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.

Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

12	Bond (6/18)

N.

Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.

Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.

Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.N(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.

Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.

Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.

All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.

Loss resulting from the theft, disappearance, or destruction of Cryptocurrency or from the change in value of Cryptocurrency, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

13	Bond (6/18)

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

14	Bond (6/18)

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)

the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)

the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)

the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall

15	Bond (6/18)

be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

16	Bond (6/18)

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

17	Bond (6/18)

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.

the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.

the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.

for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

18	Bond (6/18)

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 20. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

19	Bond (6/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include (subject to the operation of and restrictions contained within the “Insurance Regulatory Compliance for Non-U.S. Operations Rider”) the following:

Invesco Exchange Traded Funds

Invesco Exchange-Traded Fund Trust, a series fund consisting of:

Invesco Aerospace & Defense ETF

Invesco BuyBack Achievers™ ETF

Invesco Dividend Achievers™ ETF

Invesco Dow Jones Industrial Average Dividend ETF

Invesco DWA Basic Materials Momentum ETF

Invesco DWA Consumer Cyclicals Momentum ETF

Invesco DWA Consumer Staples Momentum ETF

Invesco DWA Energy Momentum ETF

Invesco DWA Financial Momentum ETF

Invesco DWA Healthcare Momentum ETF

Invesco DWA Industrials Momentum ETF

Invesco DWA Momentum ETF

Invesco DWA Technology Momentum ETF

Invesco DWA Utilities Momentum ETF

Invesco Dynamic Biotechnology & Genome ETF

Invesco Dynamic Building & Construction ETF

Invesco Dynamic Energy Exploration & Production ETF

Invesco Dynamic Food & Beverage ETF

Invesco Dynamic Large Cap Growth ETF

Invesco Dynamic Large Cap Value ETF

Invesco Dynamic Leisure and Entertainment ETF

Invesco Dynamic Market ETF

Invesco Dynamic Media ETF

Invesco Dynamic Networking ETF

Invesco Dynamic Oil & Gas Services ETF

Invesco Dynamic Pharmaceuticals ETF

Invesco Dynamic Semiconductors ETF

Invesco Dynamic Software ETF

Invesco Financial Preferred ETF

Invesco FTSE RAFI US 1000 ETF

Invesco FTSE RAFI US 1500 Small-Mid ETF

Invesco Global Listed Private Equity ETF

Invesco Golden Dragon China ETF

Invesco High Yield Equity Dividend Achievers™ ETF

Invesco International Dividend Achievers™ ETF

Invesco MSCI Sustainable Future ETF (formerly, Invesco Cleantech ETF)

Invesco NASDAQ Internet ETF

Invesco Raymond James SB-1 Equity ETF

Invesco S&P 100 Equal Weight ETF (formerly, Invesco Russell Top 200 Equal Weight ETF)

Invesco S&P 500 BuyWrite ETF

Invesco S&P 500® Equal Weight Communication Services ETF

Invesco S&P 500® Equal Weight Consumer Discretionary ETF

Invesco S&P 500® Equal Weight Consumer Staples ETF

Invesco S&P 500® Equal Weight Energy ETF

Invesco S&P 500® Equal Weight ETF

Invesco S&P 500® Equal Weight Financials ETF

Invesco S&P 500® Equal Weight Health Care ETF

Invesco S&P 500® Equal Weight Industrials ETF

Invesco S&P 500® Equal Weight Materials ETF

Invesco S&P 500® Equal Weight Real Estate ETF

Invesco S&P 500® Equal Weight Technology ETF

Invesco S&P 500® Equal Weight Utilities ETF

Invesco S&P 500 GARP ETF (formerly, Invesco Russell Top 200 Pure Growth ETF)

Invesco S&P 500® Pure Growth ETF

Invesco S&P 500® Pure Value ETF

Invesco S&P 500® Quality ETF

Invesco S&P 500® Top 50 ETF

Invesco S&P 500 Value with Momentum ETF (formerly, Invesco Russell Top 200 Pure Value ETF)

Invesco S&P MidCap 400® Equal Weight ETF

Invesco S&P MidCap 400® Pure Growth ETF

Invesco S&P MidCap 400® Pure Value ETF

Invesco S&P MidCap Momentum ETF (formerly, Invesco Russell Midcap Pure Growth ETF)

Invesco S&P MidCap Quality ETF (formerly, Invesco Russell Midcap Equal Weight ETF)

Invesco S&P MidCap Value with Momentum ETF (formerly, Invesco Russell Midcap Pure Value ETF)

Invesco S&P SmallCap 600® Equal Weight ETF

Invesco S&P SmallCap 600® Pure Growth ETF

Invesco S&P SmallCap 600® Pure Value ETF

Invesco S&P SmallCap Momentum ETF (formerly, Invesco Russell 2000 Pure Growth ETF)

Invesco S&P SmallCap Value with Momentum ETF (formerly, Invesco Russell 2000 Pure Value ETF)

Invesco S&P Spin-Off ETF

Invesco Water Resources ETF

Invesco WilderHill Clean Energy ETF

Invesco Zacks Mid-Cap ETF

Invesco Zacks Multi-Asset Income ETF

Invesco Exchange-Traded Fund Trust II

Invesco 1-30 Laddered Treasury ETF

Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF

Invesco Alerian Galaxy Crypto Economy ETF

Invesco California AMT-Free Municipal Bond ETF

Invesco CEF Income Composite ETF

Invesco China Technology ETF

Invesco DWA Developed Markets Momentum ETF

Invesco DWA Emerging Markets Momentum ETF

Invesco DWA SmallCap Momentum ETF

Invesco Emerging Markets Sovereign Debt ETF

Invesco ESG NASDAQ 100 ETF

Invesco ESG NASDAQ Next Gen 100 ETF

Invesco ESG S&P 500 Equal Weight ETF

Invesco FTSE International Low Beta Equal Weight ETF

Invesco FTSE RAFI Developed Markets ex-U.S. ETF

Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF

Invesco FTSE RAFI Emerging Markets ETF

Invesco Fundamental High Yield® Corporate Bond ETF

Invesco Fundamental Investment Grade Corporate Bond ETF

Invesco Global Clean Energy ETF

Invesco Global Short Term High Yield Bond ETF

Invesco Global Water ETF

Invesco International BuyBack Achievers™ ETF

Invesco International Corporate Bond ETF

Invesco KBW Bank ETF

Invesco KBW High Dividend Yield Financial ETF

Invesco KBW Premium Yield Equity REIT ETF

Invesco KBW Property & Casualty Insurance ETF

Invesco KBW Regional Banking ETF

Invesco MSCI Global Timber ETF

Invesco MSCI Green Building ETF

Invesco NASDAQ 100 ETF

Invesco Nasdaq Biotechnology ETF

Invesco NASDAQ Metaverse ETF

Invesco NASDAQ Next Gen 100 ETF

Invesco NASDAQ Future Gen 200 ETF

Invesco National AMT-Free Municipal Bond ETF

Invesco New York AMT-Free Municipal Bond ETF

Invesco PHLX Semiconductor ETF

Invesco Preferred ETF

Invesco PureBetaSM 0-5 Yr US TIPS ETF

Invesco PureBetaSM FTSE Developed ex-North America ETF

Invesco PureBetaSM FTSE Emerging Markets ETF

Invesco PureBetaSM MSCI USA ETF

Invesco PureBetaSM MSCI USA Small Cap ETF

Invesco PureBetaSM US Aggregate Bond ETF

Invesco Russell 1000 Enhanced Equal Weight ETF

Invesco Russell 1000 Equal Weight ETF

Invesco Russell 1000 Low Beta Equal Weight ETF

Invesco S&P 500® Enhanced Value ETF

Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF

Invesco S&P 500® High Beta ETF

Invesco S&P 500® High Dividend Low Volatility ETF

Invesco S&P 500® Low Volatility ETF

Invesco S&P 500 Minimum Variance ETF

Invesco S&P 500® Momentum ETF

Invesco S&P 500 QVM Multi-factor ETF

Invesco S&P 500 Revenue ETF

Invesco S&P MidCap 400 QVM Multi-factor ETF

Invesco S&P MidCap 400 Revenue ETF

Invesco S&P MidCap Low Volatility ETF

Invesco S&P SmallCap 600 QVM Multi-factor ETF

Invesco S&P Emerging Markets Low Volatility ETF

Invesco S&P Emerging Markets Momentum ETF

Invesco S&P Global Water Index ETF

Invesco S&P International Developed High Dividend Low Volatility ETF

Invesco S&P International Developed Low Volatility ETF

Invesco S&P International Developed Momentum ETF

Invesco S&P International Developed Quality ETF

Invesco S&P SmallCap 600 Revenue ETF

Invesco S&P SmallCap Consumer Discretionary ETF

Invesco S&P SmallCap Consumer Staples ETF

Invesco S&P SmallCap Energy ETF

Invesco S&P SmallCap Financials ETF

Invesco S&P SmallCap Health Care ETF

Invesco S&P SmallCap High Dividend Low Volatility ETF

Invesco S&P SmallCap Industrials ETF

Invesco S&P SmallCap Information Technology ETF

Invesco S&P SmallCap Low Volatility ETF

Invesco S&P SmallCap Materials ETF

Invesco S&P SmallCap Quality ETF

Invesco S&P SmallCap Utilities & Communication Services ETF

Invesco S&P Ultra Dividend Revenue ETF

Invesco Senior Loan ETF

Invesco Solar ETF

Invesco Taxable Municipal Bond ETF

Invesco Treasury Collateral ETF

Invesco Variable Rate Preferred ETF

Invesco VRDO Tax-Free ETF (formerly, Invesco VRDO Tax-Free Weekly ETF)

Invesco India Exchange-Traded Fund Trust

Invesco India ETF

Invesco Actively Managed Exchange-Traded Fund Trust

Invesco AAA CLO Floating Rate Note ETF

Invesco Active U.S. Real Estate ETF

Invesco Balanced Multi-Asset Allocation ETF

Invesco Conservative Multi-Asset Allocation ETF

Invesco Corporate Bond Factor ETF

Invesco Focused Discovery Growth ETF

Invesco Growth Multi-Asset Allocation ETF

Invesco High Yield Bond Factor ETF

Invesco High Yield Select ETF

Invesco Intermediate Bond Factor ETF

Invesco Moderately Conservative Multi-Asset Allocation ETF

Invesco Multi-Sector Bond Income Factor ETF

Invesco Municipal Strategic Income ETF

Invesco Real Assets ESG ETF

Invesco S&P 500® Downside Hedged ETF

Invesco Select Growth ETF

Invesco Short Duration Bond ETF

Invesco Short-Term Bond Factor ETF

Invesco Total Return Bond ETF

Invesco Ultra Short Duration ETF

Invesco US Large Cap Core ESG ETF

Invesco Variable Rate Investment Grade ETF

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Invesco Agriculture Commodity Strategy No K-1 ETF

Invesco Electric Vehicle Metals Commodity Strategy No K-1 ETF

Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF

Invesco Exchange-Traded Self-Indexed Fund Trust

Invesco BulletShares 2022 Corporate Bond ETF

Invesco BulletShares 2022 High Yield Corporate Bond ETF

Invesco BulletShares 2022 Municipal Bond ETF

Invesco BulletShares 2022 USD Emerging Markets Debt ETF

Invesco BulletShares 2023 Corporate Bond ETF

Invesco BulletShares 2023 High Yield Corporate Bond ETF

Invesco BulletShares 2023 Municipal Bond ETF

Invesco BulletShares 2023 USD Emerging Markets Debt ETF

Invesco BulletShares 2024 Corporate Bond ETF

Invesco BulletShares 2024 High Yield Corporate Bond ETF

Invesco BulletShares 2024 Municipal Bond ETF

Invesco BulletShares 2024 USD Emerging Markets Debt ETF

Invesco BulletShares 2025 Corporate Bond ETF

Invesco BulletShares 2025 High Yield Corporate Bond ETF

Invesco BulletShares 2025 Municipal Bond ETF

Invesco BulletShares 2026 Corporate Bond ETF

Invesco BulletShares 2026 High Yield Corporate Bond ETF

Invesco BulletShares 2026 Municipal Bond ETF

Invesco BulletShares 2027 Corporate Bond ETF

Invesco BulletShares 2027 High Yield Corporate Bond ETF

Invesco BulletShares 2027 Municipal Bond ETF

Invesco BulletShares 2028 Corporate Bond ETF

Invesco BulletShares 2028 High Yield Corporate Bond ETF

Invesco BulletShares 2028 Municipal Bond ETF

Invesco BulletShares 2029 Corporate Bond ETF

Invesco BulletShares 2029 High Yield Corporate Bond ETF

Invesco BulletShares 2029 Municipal Bond ETF

Invesco BulletShares 2030 Corporate Bond ETF

Invesco BulletShares 2030 High Yield Corporate Bond ETF

Invesco BulletShares 2030 Municipal Bond ETF

Invesco BulletShares 2031 Corporate Bond ETF

Invesco BulletShares 2031 Municipal Bond ETF

Invesco BulletShares 2032 Corporate Bond ETF

Invesco BulletShares 2032 Municipal Bond ETF

Invesco Defensive Equity ETF

Invesco International Developed Dynamic Multifactor ETF

Invesco Investment Grade Defensive ETF

Invesco Investment Grade Value ETF Invesco Racial and Gender Diversity ETF

Invesco Russell 1000® Dynamic Multifactor ETF

Invesco Russell 2000® Dynamic Multifactor ETF

Invesco RAFITM Strategic Developed ex-US ETF

Invesco RAFITM Strategic Emerging Markets ETF Invesco RAFITM Strategic US ETF

Invesco RAFITM Strategic US Small Company ETF

Cayman Entities (Invesco ETFs)

Invesco Agriculture Commodity Strategy No K-1 Cayman Ltd.

Invesco Base Metals Commodity Strategy No K-1 Cayman Ltd.

Invesco Bloomberg Commodity Strategy Cayman Ltd.

Invesco Energy Commodity Strategy No K-1 Cayman Ltd.

Invesco Optimum Yield Diversified Commodity Strategy No K-1 Cayman Ltd.

Invesco GBE Cayman Ltd Invesco GCE Cayman Ltd.

Invesco Bitcoin Strategy Cayman Ltd.

Invesco Electric Vehicle Metals Commodity Strategy No K-1 Cayman Ltd.

Invesco PDBA Cayman Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.1-00 (07/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.

“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)

causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)

in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)

in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.EE of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (07/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-01 (05/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

NEWLY CREATED INVESTMENT COMPANIES

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company, provided that the Underwriter receives, at least annually, a report that lists (1) all Newly Created Investment Companies created over the preceding twelve months, and (2) the estimated net assets of each Newly Created Investment Company as of the date of the report.

For purposes of this Rider, “Newly Created Investment Company” shall mean any Investment Company or series thereof (notwithstanding that such Investment Company’s or series’ registration under the Investment Company Act of 1940 may not yet be effective), which Investment Company or series (1) was not yet created as of the inception of the Bond Period, and (2) has (or upon registration will have) directors who are identical to the directors of another Insured Fund (other than another Newly Created Investment Company). .

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0033.1-01 (07/21)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.L shall be amended to read as follows:

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0014.1-00-722 (07/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

INSURANCE REGULATORY COMPLIANCE FOR NON-U.S. OPERATIONS RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed as follows:

1.

Interpretation: This rider shall be interpreted with due regard to the intention of the parties, which is to provide specified Bond coverage to (a) Foreign Entities and (b) U.S. Entities for Financial Interest Losses, where permitted, subject to adherence to applicable laws and regulations.

2.

Compliance with Applicable Laws and Regulations of Foreign Jurisdictions Regarding Use of Non-Admitted Insurance: Notwithstanding that one or more Foreign Entities may be included in the definition of “Insured” in Item 1 of the Declarations (as modified by Rider No. 1 or other rider), this Bond does not insure, and the Underwriter shall not be required to pay any loss sustained by, or to provide any benefit hereunder to or on behalf of, any Foreign Entity if doing so would cause the Underwriter or such Foreign Entity or any Insured to be in violation of applicable laws or regulations of any Associated Foreign Jurisdiction regarding the use of NonAdmitted Insurance or the making or acceptance of payments thereunder (“Prohibited Associated Foreign Jurisdiction”). Examples of Prohibited Associated Foreign Jurisdictions to which this Part 2 applies shall include but not be limited to the following jurisdictions: Japan, Brazil, India, and China.

3.

Financial Interest Loss Coverage Extension: If permissible pursuant to applicable laws and regulations, a Financial Interest Loss incurred by a U.S. Entity shall be deemed to be a loss sustained by such U.S. Entity for purposes of Section 10 (“Maximum Liability of Underwriter; Other Bonds or Policies”) of this Bond, such that coverage under this Bond may extend to a U.S. Entity for its Financial Interest Loss, subject to all of the terms, conditions and limitations of this Bond (including all terms, conditions and limitations of this rider).

4.

Good Faith Efforts to Resolve Questions: In the event that issues arise regarding the application of Part 2 or Part 3 of this rider in the context of a particular situation, representatives of the Underwriter and of a U.S. Entity (acting on behalf of a Foreign Entity if the issue involves Part 2, or on behalf of the U.S. Entity if the issue involves Part 3) shall seek in good faith to resolve such issues to their mutual satisfaction. If the representatives cannot reach a mutually acceptable resolution on their own, they shall in good faith consider soliciting expert outside guidance to assist them in resolving the issues, with the costs and fees of such expert to be shared equally as between the Underwriter and the U.S. Entity. If the representatives are unable to resolve the issues following these good faith efforts to do so, nothing herein shall preclude the U.S. Entity or the Underwriter from thereafter commencing a judicial proceeding to resolve the issues, provided, however, that such a proceeding (i) may not be commenced earlier than ninety (90) days after the representatives have completed the good faith efforts described herein, and (ii) must be in compliance with Part 5.d of this rider.

5.	Additional Matters:

a.

Locally Admitted Insurance: Without otherwise limiting Section 11 (“Other Insurance”) of this Bond or the terms (including, without limitation, Parts 2 and 3) of this rider, any coverage that may otherwise be available under this rider and this Bond for (1) any loss sustained by any Foreign Entity, and/or (2) any Financial Interest Loss sustained by any U.S. Entity, shall be specifically excess of, and shall not contribute with, any coverage available under any Locally Admitted Insurance. A Foreign Entity or U.S. Entity may, however, credit any amount recovered under any Locally Admitted Insurance against the Deductible Amount applicable to a related loss or Financial Interest Loss for which coverage is available under this Bond and this rider, provided that such recovered amount constitutes loss for which coverage would otherwise have been available under the terms of both this rider and Bond.

b.

U.S. Entity as Representative: Notwithstanding anything to the contrary in the first paragraph of Section 4 of this Bond, unless otherwise agreed to by the Underwriter in writing: (1) a U.S. Entity shall act on behalf of all Foreign Entities with respect to all information or payments provided to or by the Underwriter under this Bond; (2) a Foreign Entity shall have no right to provide any such information or payments directly to, or to receive any such information or payments directly from, the Underwriter; and (3) the Underwriter shall have no obligation to receive any information or payments directly from, or to provide any such information or payments directly to, any Foreign Entity. The “information or payments” referenced above shall include, without limitation: notice and an affirmative proof of loss under Section 4 of this Bond; notice of termination under Section 13 of this Bond; notice of a change in control under Section 17 of this Bond; information, assistance, and cooperation to the Underwriter with regard to the Application or any Bond claim; premiums payable and any return premiums that may be due under this Bond; any loss that may be payable under this Bond; any riders issued to form a part of this Bond; and the exercising or declining the exercise of any right to a discovery period under Section 14 of this Bond.

c.

Treatment of Financial Interest Loss: As the context and logic may demand or suggest, the duties, obligations and rights of Insureds and the Underwriter under this Bond with regard to a loss shall be deemed to apply to a U.S. Entity with regard to a Financial Interest Loss. Thus, by way of illustration, and without limitation:

(1)

Duties and Obligations of a U.S. Entity: Bond provisions obligating Insureds to provide notice and proof of loss (Section 4), to reimburse the Underwriter for a recovery (Section 8), and to take action upon detection that an Employee has committed any Dishonest or Fraudulent Act(s) (Section 13), shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(2)	Deductibles: Bond provisions regarding Deductible Amounts (Section 12) shall apply to a Financial Interest Loss.

(3)

Discovery Period: Bond provisions affording Insureds with rights to a discovery period (Section 14) shall apply to a U.S. Entity with respect to any matter involving a Foreign Entity that may result in a Financial Interest Loss.

(4)	Sanctions: Bond provisions relating to violations of applicable trade or economic sanctions, laws or regulations (Section 19) shall apply to a Financial Interest Loss.

d.

Actions Against the Underwriter: No action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity, may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this policy shall be governed by and construed and enforced only in accordance with the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state), and the English text as it appears in this Bond.

e.

Definition of “Fund” or “Investment Company”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Fund” or “Investment Company,” except as used in Sections 12, 13, 16, and 18 of this Bond, shall be deemed to include any Foreign Entity that is a Foreign Fund.

f.

Definition of “Self-Regulatory Organization”: With regard to loss sustained by a Foreign Entity or a Financial Interest Loss, the term “Self-Regulatory Organization,” as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities, and Section 2.E of this Bond only, shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of a Foreign Jurisdiction or any securities exchange registered with any Foreign Jurisdiction.

g.

Termination: Notwithstanding anything to the contrary in Section 13 (“Termination”) or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

(1)	if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)

if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a Subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

h.

Title and Headings: The title and headings in this rider are included solely for convenience and shall not themselves be deemed to be terms or conditions of coverage, or descriptions or interpretations thereof.

6.	Definitions: As used in this rider:

a.	“Associated Foreign Jurisdiction” means a Foreign Jurisdiction in which a Foreign Entity is (1) organized; (2) domiciled; or (3) is operating or conducting business.

b.

“Financial Interest Loss” means the actual financial loss that a U.S. Entity itself sustains from Foreign Entity Loss incurred by a Foreign Entity, which financial loss is sustained by the U.S. Entity solely and directly as a result of:

(1)	its financial interest in such Foreign Entity; and/or

(2)	any lawful pre-existing obligation it has to indemnify such Foreign Entity for all or part of such Foreign Entity Loss.

For the purposes of this Bond the amount of a Financial Interest Loss shall be capped at the amount of the relevant associated Foreign Entity Loss.

c.	“Foreign Entity” means:

(1)

any Non-Fund included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (i) is a Subsidiary of a U.S. Entity, (ii) is organized or domiciled in a Foreign Jurisdiction, and (iii) is not a Foreign Fund;

(2)	any Foreign Fund included as an “Insured” in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider); and

(3)	a U.S. Entity, but only insofar as such U.S. Entity conducts business through a branch in or undertakes any other operations in a Foreign Jurisdiction.

d.

“Foreign Entity Loss” means that part of the loss, liability or expense incurred by a Foreign Entity (net of any sums available therefor to that Foreign Entity under any Locally Admitted Insurance) which would have been payable under this Bond but for the fact that Part 2 of this rider is applicable.

e.

“Foreign Fund” means any entity included as an Insured in Item No. 1 of the Declarations (as modified by Rider No. 1 or other rider) that (1) is an investment company, mutual fund, unit investment trust, closed-end fund, mutual investment fund, investment trust or any other similar investment vehicle, (2) is not registered under the Investment Company Act of 1940, and (3) is organized or domiciled in a Foreign Jurisdiction.

f.	“Foreign Jurisdiction” means a jurisdiction outside the United States of America.

g.

“Locally Admitted Insurance” means any financial institution bond or similar insurance instrument issued by an insurer that is admitted, licensed or authorized in an Associated Foreign Jurisdiction, which bond or instrument provides coverage to a Foreign Entity in the relevant Associated Foreign Jurisdiction.

h.	“Non-Admitted Insurance” means any financial institution bond, or similar insurance instrument, to the extent that bond or instrument purports to provide coverage to a corporation or other entity which is organized, domiciled, or otherwise operating or conducting business in a Foreign Jurisdiction in which the concerned insurer is not admitted, licensed, or authorized.

i.

“Subsidiary” means any entity more than 50% of whose outstanding securities representing the right to vote for the election of directors are owned, directly or indirectly, by a U.S. Entity and/or one or more of its Subsidiaries.

j.

“U.S. Entity” means an Insured included in Item 1 of the Declarations (as modified by Rider No. 1 or other rider) that is organized or domiciled in any jurisdiction within the United States of America.

* * *

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0014.0-02 (05/20)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Invesco Exchange-Traded Fund Trust		07722122B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2022	July 31, 2022 to July 31, 2023

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.	Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $100,000 (One Hundred Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.

“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)

is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.

“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0405.0-00-722 (12/17)

Annual Approval of Fidelity Bond with Allocation Agreement

RESOLVED, that giving due consideration to the value of the aggregate assets of the Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco India Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust (each, a “Trust” and collectively, the “Trusts”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts’ portfolios, the nature and method of conducting the Trusts’ operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company for the period July 31, 2022 to July 31, 2023, in the amount of $15 million is deemed by the Board of Trustees of the Trusts (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of each Trust (the “Independent Trustees”), to be adequate as to amount, type and form and in the best interests of the Trusts, and therefore, the appropriate officers of the Trusts be, and they hereby are, authorized to cause the Trusts to obtain the Bond on behalf of the Trusts in the amount designated above; and it is further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g) under the 1940 Act; and it is further

RESOLVED, that after giving due consideration to all relevant factors including, but not limited to, the number of named insureds, the nature of their business activities, the amount of the Bond and its premium, the ratable allocation of the premium among all named insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, the Board, including a majority of the Independent Trustees, hereby approves the participation of each Trust together in the purchase and maintenance of the Bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of that portion of the premium for such coverage as is allocated to it according to the methodology discussed at this meeting; and it is further

RESOLVED, that the Board, including a majority of the Independent Trustees, hereby approves the continuation of the joint allocation agreement among the Trusts concerning the Bond, such agreement being in substantially the form presented at this meeting, with such changes as may be deemed necessary or appropriate by counsel; and it is further

RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Had the following investment companies not been named as insured under a joint insured bond, pursuant to Rule 17g-1(g)(1)(B)(iii) under the Investment Company Act of 1940, each of them would have provided and maintained a single insured bond in the amounts set forth below:

1.	Invesco Exchange-Traded Fund Trust	$2,500,000.00
2.	Invesco Exchange-Traded Fund Trust II	$2,500,000.00
3.	Invesco Actively Managed Exchange-Traded Fund Trust	$2,500,000.00
4.	Invesco Actively Managed Exchange-Traded Commodity Fund Trust	$2,500,000.00
5.	Invesco India Exchange-Traded Fund Trust	$525,000.00
6.	Invesco Exchange-Traded Self-Indexed Fund Trust	$2,500,000.00

/s/ Melanie Zimdars	October 11, 2022
Melanie Zimdars
Chief Compliance Officer
Invesco Capital Management LLC

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the Invesco Exchange-Traded Fund Trust, Invesco Exchange-Traded Fund Trust II, Invesco Actively Managed Exchange-Traded Fund Trust, Invesco Actively Managed Exchange-Traded Commodity Fund Trust, Invesco India Exchange-Traded Fund Trust and Invesco Exchange-Traded Self-Indexed Fund Trust have been paid for the period July 31, 2022 through July 31, 2023.

By:	/s/ Melanie Zimdars
Melanie Zimdars
Chief Compliance Officer
Invesco Capital Management LLC
October 11, 2022

LIABILITY INSURANCE POLICY

INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of June 21, 2022, by and among the investment companies listed as signatories to this Agreement (each, a “Trust” and collectively, the “Trusts”), each acting on its own behalf and on behalf of its individual Trustees and each series of the Trusts identified from time to time on Schedule A (each, a “Series”). Each Trust and/or Series is sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).

WHEREAS, the Parties and/or the non-interested Trustees of the Trusts have been named as insureds (“Insureds”) under excess directors and officers/errors and omissions insurance policies and independent directors liability insurance policies as approved by each Trust’s Board of Trustees (the “Board”) (hereinafter referred to individually as a “Policy” and collectively as the “Policies”); and

WHEREAS, the Parties desire to establish (i) the criteria by which the premiums for the Policies shall be allocated among the Parties, (ii) the basis on which additional investment companies or series thereof may be added as named Insureds under the Policies, and (iii) the criteria by which the amounts payable under the Policies shall be allocated among the Parties covered under same.

NOW, THEREFORE, it is agreed as follows:

1. Each Series shall pay a percentage of the premium for the Policies, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

2. If an insurer issuing a Policy (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Policy, any investment company not listed as a signatory to this Agreement or any Series not identified on Schedule A of this Agreement (“Additional Fund”), such addition to the Policy may be made and the Additional Fund shall become a Party hereto, without the need for a formal written amendment, provided that (a) the Board, including a majority of the non-interested Trustees, on behalf of each of the existing Trusts and Series that are parties to this Agreement, shall approve such action and (b) the board of directors/trustees, including a majority of the non-interested directors/trustees, on behalf of the Additional Fund, shall approve such action.

3. In the event that the claims of loss of two or more Parties as Insureds under the Policies are so related that an Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Policies is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the allocation of the amounts payable under the Policies:

Shall be allocated first to any losses of the non-interested Trustees of the Trusts for which indemnification is, for any reason, not available (subject to the limitations of Section 17(h) of the Investment Company Act of 1940, as amended) and the balance shall be allocated proportionally based upon the amount of their respective claims.

4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Policies as specified therein. Any Party may withdraw from this Agreement and the Policies upon sixty (60) days’ written notice to the other Party. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

5. The obligations of any investment company that is a Party hereto and is organized as a Massachusetts business trust are not binding upon any of the trustees or holders of shares of beneficial interest of any such investment company individually, but bind only the respective assets of the investment company or applicable series thereof.

6. This Agreement shall supersede all prior agreements entered into by each Trust with respect to the same matters.

2

IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

INVESCO EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia

INVESCO EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia

INVESCO INDIA EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia

INVESCO EXCHANGE-TRADED SELF-INDEXED FUND TRUST

By:	/s/ Anna Paglia

3

SCHEDULE A

SERIES

Invesco Exchange-Traded Fund Trust

1.	Invesco Aerospace & Defense ETF

2.	Invesco BRIC ETF

3.	Invesco BuyBack Achievers™ ETF

4.	Invesco Dividend Achievers™ ETF

5.	Invesco Dow Jones Industrial Average Dividend ETF

6.	Invesco DWA Basic Materials Momentum ETF

7.	Invesco DWA Consumer Cyclicals Momentum ETF

8.	Invesco DWA Consumer Staples Momentum ETF

9.	Invesco DWA Energy Momentum ETF

10.	Invesco DWA Financial Momentum ETF

11.	Invesco DWA Healthcare Momentum ETF

12.	Invesco DWA Industrials Momentum ETF

13.	Invesco DWA Momentum ETF

14.	Invesco DWA NASDAQ Momentum ETF

15.	Invesco DWA Technology Momentum ETF

16.	Invesco DWA Utilities Momentum ETF

17.	Invesco Dynamic Biotechnology & Genome ETF

18.	Invesco Dynamic Building & Construction ETF

19.	Invesco Dynamic Energy Exploration & Production ETF

20.	Invesco Dynamic Food & Beverage ETF

21.	Invesco Dynamic Large Cap Growth ETF

22.	Invesco Dynamic Large Cap Value ETF

23.	Invesco Dynamic Leisure and Entertainment ETF

24.	PowerShares Dynamic MagniQuant Portfolio

25.	Invesco Dynamic Market ETF

26.	Invesco Dynamic Media ETF

27.	Invesco Dynamic Networking ETF

28.	Invesco Dynamic Oil & Gas Services ETF

29.	Invesco Dynamic Pharmaceuticals ETF

30.	Invesco Dynamic Retail ETF

31.	Invesco Dynamic Semiconductors ETF

32.	Invesco Dynamic Software ETF

33.	Invesco Financial Preferred ETF

34.	Invesco FTSE RAFI US 1000 ETF

35.	Invesco FTSE RAFI US 1500 Small-Mid ETF

36.	Invesco Global Listed Private Equity ETF

37.	Invesco Golden Dragon China ETF

38.	Invesco High Yield Equity Dividend Achievers™ ETF

39.	Invesco Insider Sentiment ETF

40.	Invesco International Dividend Achievers™ ETF

41.	PowerShares Lux Nanotech Portfolio

42.	Invesco MSCI Sustainable Future ETF (formerly, Invesco Cleantech ETF)

43.	Invesco NASDAQ Internet ETF

44.	Invesco Raymond James SB-1 Equity ETF

45.	Invesco Russell 2000 Equal Weight ETF

46.	Invesco S&P 100® Equal Weight ETF (terminated fund)

47.	Invesco S&P 100 Equal Weight ETF (formerly, Invesco Russell Top 200 Equal Weight ETF)

48.	Invesco S&P 500 BuyWrite ETF

49.	Invesco S&P 500® Equal Weight Communication Services ETF

50.	Invesco S&P 500® Equal Weight Consumer Discretionary ETF

51.	Invesco S&P 500® Equal Weight Consumer Staples ETF

52.	Invesco S&P 500® Equal Weight Energy ETF

53.	Invesco S&P 500® Equal Weight ETF

54.	Invesco S&P 500® Equal Weight Financials ETF

55.	Invesco S&P 500® Equal Weight Health Care ETF

56.	Invesco S&P 500® Equal Weight Industrials ETF

57.	Invesco S&P 500® Equal Weight Materials ETF

58.	Invesco S&P 500® Equal Weight Real Estate ETF

59.	Invesco S&P 500® Equal Weight Technology ETF

60.	Invesco S&P 500® Equal Weight Utilities ETF

61.	Invesco S&P 500 GARP ETF (formerly, Invesco Russell Top 200 Pure Growth ETF)

62.	Invesco S&P 500® Pure Growth ETF

63.	Invesco S&P 500® Pure Value ETF

64.	Invesco S&P 500® Quality ETF

65.	Invesco S&P 500® Top 50 ETF

66.	Invesco S&P 500 Value with Momentum ETF (formerly, Invesco Russell Top 200 Pure Value ETF)

67.	Invesco S&P MidCap 400® Equal Weight ETF

68.	Invesco S&P MidCap 400® Pure Growth ETF

69.	Invesco S&P MidCap 400® Pure Value ETF

70.	Invesco S&P MidCap Momentum ETF (formerly, Invesco Russell Midcap Pure Growth ETF)

71.	Invesco S&P MidCap Quality ETF (formerly, Invesco Russell Midcap Equal Weight ETF)

72.	Invesco S&P MidCap Value with Momentum ETF (formerly, Invesco Russell Midcap Pure Value ETF)

73.	Invesco S&P SmallCap 600® Equal Weight ETF

74.	Invesco S&P SmallCap 600® Pure Growth ETF

75.	Invesco S&P SmallCap 600® Pure Value ETF

76.	Invesco S&P SmallCap Momentum ETF (formerly, Invesco Russell 2000 Pure Growth ETF)

77.	Invesco S&P SmallCap Value with Momentum ETF (formerly, Invesco Russell 2000 Pure Value ETF)

78.	Invesco S&P Spin-Off ETF

79.	Invesco Water Resources ETF

80.	Invesco WilderHill Clean Energy ETF

81.	Invesco WilderHill Progressive Energy ETF

82.	Invesco Wilshire Micro-Cap ETF

83.	Invesco Wilshire US REIT ETF

84.	Invesco Zacks Micro Cap ETF

85.	Invesco Zacks Mid-Cap ETF

86.	Invesco Zacks Multi-Asset Income ETF

Invesco Exchange-Traded Fund Trust II

87.	Invesco 1-30 Laddered Treasury ETF

88.	Invesco Alerian Galaxy Blockchain Users and Decentralized Commerce ETF

89.	Invesco Alerian Galaxy Crypto Economy ETF

90.	Invesco California AMT-Free Municipal Bond ETF

91.	Invesco Canadian Energy Income ETF

92.	Invesco CEF Income Composite ETF

93.	Invesco China All-Cap ETF

94.	Invesco China Real Estate ETF

95.	Invesco China Small Cap ETF

96.	Invesco China Technology ETF

97.	Invesco Chinese Yuan Dim Sum Bond ETF

98.	PowerShares Developed EuroPacific Currency Hedged Low Volatility Portfolio

99.	Invesco DWA Developed Markets Momentum ETF

100.	Invesco DWA Emerging Markets Momentum ETF

101.	Invesco DWA Momentum & Low Volatility Rotation ETF

102.	Invesco DWA SmallCap Momentum ETF

103.	Invesco DWA Tactical Multi-Asset Income ETF

104.	Invesco DWA Tactical Sector Rotation ETF

105.	Invesco Emerging Markets Infrastructure ETF

106.	Invesco Emerging Markets Revenue ETF

107.	Invesco Emerging Markets Sovereign Debt ETF

108.	Invesco Emerging Markets Ultra Dividend Revenue ETF

109.	Invesco ESG NASDAQ 100 ETF

110.	Invesco ESG NASDAQ Next Gen 100 ETF

111.	Invesco ESG S&P 500 Equal Weight ETF

112.	Invesco Frontier Markets ETF

113.	PowerShares Europe Currency Hedged Low Volatility Portfolio

114.	Invesco FTSE International Low Beta Equal Weight ETF

115.	Invesco FTSE RAFI Asia Pacific ex-Japan ETF

116.	Invesco FTSE RAFI Developed Markets ex-U.S. ETF

117.	Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF

118.	Invesco FTSE RAFI Emerging Markets ETF

119.	PowerShares Fundamental Emerging Markets Local Debt Portfolio

120.	Invesco Fundamental High Yield® Corporate Bond ETF

121.	Invesco Fundamental Investment Grade Corporate Bond ETF

122.	Invesco Global Agriculture ETF

123.	PowerShares Global Biotech ETF

124.	Invesco Global Clean Energy ETF

125.	Invesco Global ESG Revenue ETF

126.	Invesco Global Gold and Precious Metals ETF

127.	Invesco Global Revenue ETF

128.	Invesco Global Short Term High Yield Bond ETF

129.	Invesco Global Water ETF

130.	Invesco International BuyBack Achievers™ ETF

131.	Invesco International Corporate Bond ETF

132.	Invesco International Revenue ETF

133.	Invesco International Ultra Dividend Revenue ETF

134.	PowerShares Japan Currency Hedged Low Volatility Portfolio

135.	Invesco KBW Bank ETF

136.	PowerShares KBW Capital Markets Portfolio

137.	Invesco KBW High Dividend Yield Financial ETF

138.	PowerShares KBW Insurance Portfolio

139.	PowerShares KBW International Financial Portfolio

140.	Invesco KBW Premium Yield Equity REIT ETF

141.	Invesco KBW Property & Casualty Insurance ETF

142.	Invesco KBW Regional Banking ETF

143.	Invesco LadderRite 0-5 Year Corporate Bond ETF

144.	Invesco MSCI Emerging Markets Equal Country Weight ETF

145.	Invesco MSCI Global Timber ETF

146.	Invesco MSCI Green Building ETF

147.	Invesco NASDAQ 100 ETF

148.	Invesco Nasdaq Biotechnology ETF

149.	Invesco NASDAQ Metaverse ETF

150.	Invesco NASDAQ Next Gen 100 ETF

151.	Invesco NASDAQ Patent Innovators ETF

152.	PowerShares MENA Frontier Countries Portfolio

153.	Invesco National AMT-Free Municipal Bond ETF

154.	Invesco New York AMT-Free Municipal Bond ETF

155.	PowerShares Contrarian Opportunities Portfolio

156.	Invesco PHLX Semiconductor ETF

157.	Invesco Preferred ETF

158.	Invesco PureBetaSM 0-5 Yr US TIPS ETF

159.	Invesco PureBetaSM FTSE Developed ex-North America ETF

160.	Invesco PureBetaSM FTSE Emerging Markets ETF

161.	Invesco PureBetaSM MSCI USA ETF

162.	Invesco PureBetaSM MSCI USA Small Cap ETF

163.	Invesco PureBetaSM US Aggregate Bond ETF

164.	Invesco Russell 1000 Enhanced Equal Weight ETF

165.	Invesco Russell 1000 Equal Weight ETF

166.	Invesco Russell 1000 Low Beta Equal Weight ETF

167.	Invesco Russell 1000® Low Volatility Factor ETF

168.	Invesco Russell 1000® Momentum Factor ETF

169.	Invesco Russell 1000® Quality Factor ETF

170.	Invesco Russell 1000® Size Factor ETF

171.	Invesco Russell 1000® Value Factor ETF

172.	Invesco Russell 1000® Yield Factor ETF

173.	Invesco S&P 500® Enhanced Value ETF

174.	Invesco S&P 500® ex-Rate Sensitive Low Volatility ETF

175.	Invesco S&P 500® High Beta ETF

176.	Invesco S&P 500® High Dividend Low Volatility ETF

177.	Invesco S&P 500® Low Volatility ETF

178.	Invesco S&P 500 Minimum Variance ETF

179.	Invesco S&P 500® Momentum ETF

180.	Invesco S&P 500 QVM Multi-factor ETF

181.	Invesco S&P 500 Revenue ETF

182.	Invesco S&P 500 Value With Momentum ETF

183.	Invesco S&P Emerging Markets Low Volatility ETF

184.	Invesco S&P Emerging Markets Momentum ETF

185.	Invesco S&P Financials Revenue ETF

186.	Invesco S&P Global Dividend Opportunities Index ETF

187.	Invesco S&P Global Water Index ETF

188.	Invesco S&P High Income Infrastructure ETF

189.	Invesco S&P International Developed High Dividend Low Volatility ETF

190.	Invesco S&P International Developed Low Volatility ETF

191.	Invesco S&P International Developed Momentum ETF

192.	Invesco S&P International Developed Quality ETF

193.	Invesco S&P MidCap 400 QVM Multi-factor ETF

194.	Invesco S&P MidCap 400 Revenue ETF

195.	Invesco S&P MidCap Low Volatility ETF

196.	Invesco S&P SmallCap 600 QVM Multi-factor ETF

197.	Invesco S&P SmallCap 600 Revenue ETF

198.	Invesco S&P SmallCap Consumer Discretionary ETF

199.	Invesco S&P SmallCap Consumer Staples ETF

200.	Invesco S&P SmallCap Energy ETF

201.	Invesco S&P SmallCap Financials ETF

202.	Invesco S&P SmallCap Health Care ETF

203.	Invesco S&P SmallCap High Dividend Low Volatility ETF

204.	Invesco S&P SmallCap Industrials ETF

205.	Invesco S&P SmallCap Information Technology ETF

206.	Invesco S&P SmallCap Low Volatility ETF

207.	Invesco S&P SmallCap Materials ETF

208.	Invesco S&P SmallCap Quality ETF

209.	Invesco S&P SmallCap Utilities & Communication Services ETF

210.	Invesco S&P Ultra Dividend Revenue ETF

211.	Invesco Senior Loan ETF

212.	Invesco Shipping ETF

213.	Invesco Solar ETF

214.	Invesco Taxable Municipal Bond ETF

215.	Invesco Treasury Collateral ETF

216.	Invesco Variable Rate Preferred ETF

217.	Invesco VRDO Tax-Free ETF (formerly, Invesco VRDO Tax-Free Weekly ETF)

218.	Invesco Zacks International Multi-Asset Income ETF

Invesco India Exchange-Traded Fund Trust

219.	Invesco India ETF (including Invesco Mauritius PIN)

Invesco Actively Managed Exchange-Traded Fund Trust

220.	Invesco Active U.S. Real Estate ETF

221.	Invesco Balanced Multi-Asset Allocation ETF

222.	Invesco Conservative Multi-Asset Allocation ETF

223.	Invesco Corporate Bond Factor ETF

224.	Invesco Focused Discovery Growth ETF

225.	Invesco Growth Multi-Asset Allocation ETF

226.	Invesco High Yield Bond Factor ETF

227.	Invesco Intermediate Bond Factor ETF

228.	Invesco Moderately Conservative Multi-Asset Allocation ETF

229.	Invesco Multi-Sector Bond Income Factor ETF

230.	Invesco Real Assets ESG ETF

231.	PowerShares China A-Share Portfolio

232.	Invesco Multi-Strategy Alternative ETF

233.	Invesco S&P 500® Downside Hedged ETF

234.	Invesco Select Growth ETF

235.	Invesco Short-Term Bond Factor ETF

236.	Invesco Total Return Bond ETF

237.	Invesco Ultra Short Duration ETF

238.	Invesco US Large Cap Core ESG ETF

239.	Invesco Variable Rate Investment Grade ETF

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

240.	Invesco Agriculture Commodity Strategy No K-1 ETF

241.	Invesco Base Metals Commodity Strategy No K-1 ETF

242.	Invesco Bloomberg Commodity Strategy ETF

243.	Invesco Electric Vehicle Metals Commodity Strategy No K-1 ETF

244.	Invesco Energy Commodity Strategy No K-1 ETF

245.	Invesco Optimum Yield Diversified Commodity Strategy No K-1 ETF

246.	Invesco Precious Metals Commodity Strategy No K-1 ETF

Invesco Exchange-Traded Self-Indexed Fund Trust

247.	Invesco BulletShares 2018 Corporate Bond ETF

248.	Invesco BulletShares 2018 High Yield Corporate Bond ETF

249.	Invesco BulletShares 2019 Corporate Bond ETF

250.	Invesco BulletShares 2019 High Yield Corporate Bond ETF

251.	Invesco BulletShares 2020 Corporate Bond ETF

252.	Invesco BulletShares 2020 High Yield Corporate Bond ETF

253.	Invesco BulletShares 2021 Corporate Bond ETF

254.	Invesco BulletShares 2021 High Yield Corporate Bond ETF

255.	Invesco BulletShares 2021 Municipal Bond ETF

256.	Invesco BulletShares 2021 USD Emerging Markets Debt ETF

257.	Invesco BulletShares 2022 Corporate Bond ETF

258.	Invesco BulletShares 2022 High Yield Corporate Bond ETF

259.	Invesco BulletShares 2022 Municipal Bond ETF

260.	Invesco BulletShares 2022 USD Emerging Markets Debt ETF

261.	Invesco BulletShares 2023 Corporate Bond ETF

262.	Invesco BulletShares 2023 High Yield Corporate Bond ETF

263.	Invesco BulletShares 2023 Municipal Bond ETF

264.	Invesco BulletShares 2023 USD Emerging Markets Debt ETF

265.	Invesco BulletShares 2024 Corporate Bond ETF

266.	Invesco BulletShares 2024 High Yield Corporate Bond ETF

267.	Invesco BulletShares 2024 Municipal Bond ETF

268.	Invesco BulletShares 2024 USD Emerging Markets Debt ETF

269.	Invesco BulletShares 2025 Corporate Bond ETF

270.	Invesco BulletShares 2025 High Yield Corporate Bond ETF

271.	Invesco BulletShares 2025 Municipal Bond ETF

272.	Invesco BulletShares 2025 USD Emerging Markets Debt ETF

273.	Invesco BulletShares 2026 Corporate Bond ETF

274.	Invesco BulletShares 2026 High Yield Corporate Bond ETF

275.	Invesco BulletShares 2026 Municipal Bond ETF

276.	Invesco BulletShares 2027 Corporate Bond ETF

277.	Invesco BulletShares 2027 High Yield Corporate Bond ETF

278.	Invesco BulletShares 2027 Municipal Bond ETF

279.	Invesco BulletShares 2028 Corporate Bond ETF

280.	Invesco BulletShares 2028 High Yield Corporate Bond ETF

281.	Invesco BulletShares 2028 Municipal Bond ETF

282.	Invesco BulletShares 2029 Corporate Bond ETF

283.	Invesco BulletShares 2029 High Yield Corporate Bond ETF

284.	Invesco BulletShares 2029 Municipal Bond ETF

285.	Invesco BulletShares 2030 Corporate Bond ETF

286.	Invesco BulletShares 2030 High Yield Corporate Bond ETF

287.	Invesco BulletShares 2030 Municipal Bond ETF

288.	Invesco BulletShares 2031 Corporate Bond ETF

289.	Invesco BulletShares 2031 Municipal Bond ETF

290.	Invesco BulletShares 2032 Corporate Bond ETF

291.	Invesco BulletShares 2032 Municipal Bond ETF

292.	Invesco Corporate Income Defensive ETF

293.	Invesco International Developed Dynamic Multifactor ETF

294.	Invesco Corporate Income Value ETF

295.	Invesco Defensive Equity ETF

296.	Invesco Emerging Markets Debt Defensive ETF

297.	Invesco Emerging Markets Debt Value ETF

298.	Invesco ESG Revenue ETF

299.	Invesco Investment Grade Defensive ETF

300.	Invesco Investment Grade Value ETF

301.	Invesco Multi-Factor Core Fixed Income ETF

302.	Invesco Multi-Factor Core Plus Fixed Income ETF

303.	Invesco Multi-Factor Large Cap ETF

304.	Invesco Multi-Factor Defensive Core Fixed Income ETF

305.	Invesco Multi-Factor Income ETF

306.	Invesco Quantitative U.S. Equity Index ETF

307.	Invesco Racial and Gender Diversity ETF

308.	Invesco Russell 1000® Dynamic Multifactor ETF

309.	Invesco Russell 2000® Dynamic Multifactor ETF

310.	Invesco RAFITM Strategic US ETF

311.	Invesco RAFITM Strategic Developed ex-US ETF

312.	Invesco RAFITM Strategic Developed ex-US Small Company ETF

313.	Invesco RAFITM Strategic Emerging Markets ETF

314.	Invesco RAFITM Strategic US Small Company ETF

315.	Invesco U.S. Large Cap Optimized Volatility

SCHEDULE B

The premium for the Policies shall be allocated one-half per capita and one-half pro rata by assets to each Series in existence as of July 31, 2021.

B-1